SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sight Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

82657M105

(CUSIP Number)

Andrew Offer

Chief Executive Officer

SHD Management, LLC

2305 Cedar Springs, Suite #240

Dallas, Texas 75201

(214) 303-1540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Lawrence B. Mandala, Esq.

c/o Munck Wilson Mandala, LLP

12770 Coit Road, Suite 600, Dallas, Texas 75251

(972) 628-3600

July 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Scientific Health Development II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,062
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.04%
14	TYPE OF REPORTING PERSON PN

2

1	NAME OF REPORTING PERSONS SHD GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,062
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.04%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS SHD Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,355,062
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,355,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.04%
14	TYPE OF REPORTING PERSON IA, OO

4

1	NAME OF REPORTING PERSONS Andrew Offer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,162
	8	SHARED VOTING POWER 2,355,062
	9	SOLE DISPOSITIVE POWER 3,162
	10	SHARED DISPOSITIVE POWER 2,355,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.04%
14	TYPE OF REPORTING PERSON HC, IN

5

1	NAME OF REPORTING PERSONS Philip J. Romano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,912
	8	SHARED VOTING POWER 2,355,062
	9	SOLE DISPOSITIVE POWER 60,912
	10	SHARED DISPOSITIVE POWER 2,355,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,415,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.17%
14	TYPE OF REPORTING PERSON HC, IN

6

1	NAME OF REPORTING PERSONS J. Stuart Fitts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,632
	8	SHARED VOTING POWER 2,355,062
	9	SOLE DISPOSITIVE POWER 43,632
	10	SHARED DISPOSITIVE POWER 2,355,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,398,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.13%
14	TYPE OF REPORTING PERSON HC, IN

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ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Sight Sciences, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 4040 Campbell Ave., Suite 100, Menlo Park, CA 94025.

ITEM 2.	IDENTITY AND BACKGROUND

a)	This Schedule 13D is being filed on behalf of Scientific Health Development II, Ltd. (the “Fund”), SHD GP II, LLC (“SHD GP II”), SHD Management, LLC (“SHD Management”), Andrew Offer, Philip J. Romano, and J. Stuart Fitts, who are collectively referred to herein as the “Reporting Persons”. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), is attached hereto as Exhibit 1.

The Common Stock reported herein includes 2,355,062 shares held by the Fund, 3,162 shares held by Andrew Offer, individually, 60,912 shares held by Samson Investments, LLC and beneficially owned by Philip J. Romano, 22,550 shares held by EGF Investments. L.P. and beneficially owned by J. Stuart Fitts, and 21,052 shares held by E. Grant Fitts 1994 Grandchildren’s Trust and beneficially owned by J. Stuart Fitts. SHD GP II is the general partner of the Fund. Andrew Offer, Philip J. Romano, and J. Stuart Fitts are the managers and controlling persons of SHD GP II. SHD Management serves as the manager of the Fund. Andrew Offer serves as chief executive officer of SHD Management, and Andrew Offer, Philip J. Romano and J. Stuart Fitts are the managers and controlling persons of SHD Management. SHD GP II, SHD Management, Andrew Offer, Philip J. Romano, and J. Stuart Fitts each may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. Andrew Offer is also a member of the Issuer’s Board of Directors. Philip J. Romano serves as the manager of Samson Investments, LLC. J. Stuart Fitts is the manager of the general partner of EGF Investments. L.P. and the trustee of E. Grant Fitts 1994 Grandchildren’s Trust.

As general partner of the Fund, SHD GP II may be deemed the beneficial owner for purposes of the Act of any securities of the Issuer beneficially owned by the Fund. As managers of SHD GP II, Andrew Offer, Philip J. Romano, and J. Stuart Fitts may be deemed beneficial owners for purposes of the Act of any securities of the Issuer beneficially owned by SHD GP II. As managers of SHD Management, Andrew Offer, Philip J. Romano, and J. Stuart Fitts may be deemed beneficial owners for purposes of the Act, of any securities of the Issuer beneficially owned by SHD Management. As manager of Samson Investments, LLC, Philip J. Romano may be deemed the beneficial owner for purposes of the Act of any securities of the Issuer beneficially owned by Samson Investments, LLC. As manager of the general partner of EGF Investments, L.P. and trustee of E. Grant Fitts 1994 Grandchildren’s Trust, J. Stuart Fitts may be deemed the beneficial owner for purposes of the Act of any securities of the Issuer beneficially owned by EGF Investments, L.P. and E. Grant Fitts 1994 Grandchildren’s Trust, respectively.

SHD GP II, SHD Management, Andrew Offer (except for the shares indicated herein as to which he has sole voting and dispositive power), Philip J. Romano (except for the shares indicated herein as to which he has sole voting and dispositive power), and J. Stuart Fitts (except for the shares indicated herein as to which he has sole voting and dispositive power) disclaim beneficial ownership of the securities reported in this Schedule 13D Statement (the “Statement”) other than for the purpose of determining their obligations under the Act, and the filing of the Statement shall not be deemed an admission that any of SHD GP II, SHD Management, Andrew Offer, Philip J. Romano, and J. Stuart Fitts is the beneficial owner of such securities for any other purpose.

b)	The address of the principal business office of each of the Reporting Persons is 2305 Cedar Springs, Suite #240, Dallas, TX 75201.

c)	The Fund is a private investment partnership. SHD GP II is the general partner of the Fund. SHD Management provides investment management services to the Fund and other private investment partnerships. The principal occupation of Andrew Offer is investment management. The principal occupation of Philip J. Romano and J. Stuart Fitts is management of personal investments.

d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	See Item 6 of the cover pages.

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c). Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons caused the Fund to purchase equity interests in the Issuer, and those interests automatically converted into 2,355,062 shares of Common Stock immediately upon completion of the IPO. Andrew Offer individually purchased equity interests in the Issuer, and those interests automatically converted into 3,162 shares of Common Stock immediately upon completion of the IPO. Philip J. Romano beneficially owns equity interests in the Issuer purchased by Samson Investments, LLC, and those interests automatically converted into 60,912 shares of Common Stock immediately upon completion of the IPO. J. Stuart Fitts beneficially owns equity interests in the Issuer purchased by EGF Investments, L.P. and E. Grant Fitts 1994 Grandchildren’s Trust, and those interests automatically converted into 43,632 shares of Common Stock immediately upon completion of the IPO.

All purchases by the Fund were for cash and were funded by working capital of the Fund. The equity interests purchased by Andrew Offer as an individual were funded by personal funds. The equity interests purchased by Samson Investments, LLC, EGF Investments, L.P. and E. Grant Fitts 1994 Grandchildren’s Trust were funded by personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Common Stock or to dispose of any of the Common Stock reported herein, the Reporting Persons may acquire additional Common Stock from time to time or dispose of Common Stock they beneficially own, consistent with their investment purposes and in amounts to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Andrew Offer, the chief executive officer and manager of SHD Management, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, however, change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 46,766,436 outstanding shares of Common Stock, which includes 45,266,436 shares reported by the Issuer in its prospectus filed with the Securities and Exchange Commission on July 14, 2021 and an additional 1,500,000 shares issued and sold pursuant to the underwriters’ option.

b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D and Item 2 above is incorporated by reference.

c)	Schedule A sets forth all transactions with respect to the shares of Common Stock, including those effected during the past sixty days, by any Reporting Person and is incorporated herein by reference.

d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

e)	Not Applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Lock-up Agreement

The shares reported on this Schedule 13D are subject to a lock-up agreement (the “Lock-Up Agreement”), as referenced in the Issuer’s prospectus filed with the SEC on July 14, 2021. Pursuant to the Lock-Up Agreement, the Fund, during the period ending 180 days after the date of the prospectus may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, subject to certain exceptions.

Investors’ Rights Agreement

On November 23, 2020, the Issuer, the Fund, and certain other parties entered into a Third Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provides for certain rights relating to the registration of such holders’ common stock, including shares issuable upon conversion of preferred stock, and a right of first refusal to purchase future securities sold by the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement

Exhibit 2	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-257320))

Exhibit 3	Third Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-257320))

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2021

SCIENTIFIC HEALTH DEVELOPMENT II, LTD., a Texas limited partnership

By: SHD GP II, LLC, a Texas limited liability company
Its: General Partner

By: /s/ Andrew Offer
Andrew Offer
Chief Executive Officer

SHD GP II, LLC,
a Texas limited liability company

By: /s/ Andrew Offer
Andrew Offer
Chief Executive Officer

SHD MANAGEMENT, LLC,
a Texas limited liability company

By: /s/ Andrew Offer
Andrew Offer
Chief Executive Officer

/s/ Andrew Offer
Andrew Offer

/s/ Philip J. Romano
Philip J. Romano

/s/ J. Stuart Fitts
J. Stuart Fitts

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Schedule A

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price per Share

Scientific Health Development II, Ltd.	08/2011	108,695 Series A Preferred	Purchase	$1.380

Scientific Health Development II, Ltd.	09/2011	434,782 Series A Preferred and a Warrant to Purchase up to 64,655 Common Shares	Purchase	$1.380

Scientific Health Development II, Ltd.	12/2013	543,478 Series A Preferred	Purchase	$1.380

Scientific Health Development II, Ltd.	10/2015	25,921 Series B Preferred	Purchase	$5.787

Scientific Health Development II, Ltd.	12/2020	64,655 Common	Purchase (exercise of Warrant)	$0.100

Andrew Offer	05/2018	1,581 Series C Preferred	Purchase	$9.487

Samson Investments, LLC	10/2015	17,280 Series B Preferred	Purchase	$5.787

Samson Investments, LLC	07/2017	2,635 Series C Preferred	Purchase	$9.487

Samson Investments, LLC	05/2018	10,541 Series C Preferred	Purchase	$9.487

EGF Investments, L.P.	10/2015	8,640 Series B Preferred	Purchase	$5.787

EGF Investments, L.P.	07/2017	2,635 Series C Preferred	Purchase	$9.487

E. Grant Fitts 1994 Grandchildren’s Trust	05/2018	10,541 Series C Preferred	Purchase	$9.487

NOTE: The Company effected a 2-for-1 split of its Common Stock on July 7, 2021, and each share of Preferred Stock listed above was automatically converted into two shares of Common Stock on July 19, 2021 upon the closing of the Company’s IPO.

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Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 26, 2021, is by and among Scientific Health Development II, Ltd., SHD GP II, LLC, SHD Management, LLC, Andrew Offer, Philip J. Romano, and J. Stuart Fitts (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to Common Stock, par value $0.001 per share, of Sight Sciences, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

[remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Joint Filing Agreement as of the date first written above.

SCIENTIFIC HEALTH DEVELOPMENT II, LTD., a Texas limited partnership

By: SHD GP II, LLC, a Texas limited liability company
Its: General Partner

By: /s/ Andrew Offer
Andrew Offer
Chief Executive Officer

SHD GP II, LLC,
a Texas limited liability company

By: /s/ Andrew Offer
Andrew Offer
Chief Executive Officer

SHD MANAGEMENT, LLC,
a Texas limited liability company

By: /s/ Andrew Offer
Andrew Offer
Chief Executive Officer

/s/ Andrew Offer
Andrew Offer

/s/ Philip J. Romano
Philip J. Romano

/s/ J. Stuart Fitts
J. Stuart Fitts

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